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Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the Month of	August 2004

Agnico-Eagle Mines Limited

(Translation of registrant's name into English)

145 King Street East, Suite 500, Toronto, Ontario M5C 2Y7

        [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20 F or Form 40-F.]

Form 20-F	☒	Form 40-F	☐

        [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

        [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AGNICO-EAGLE MINES LIMITED

Date:	August 10, 2004	By:	/s/ DAVID GAROFALO
David Garofalo Vice President, Finance & Chief Financial Officer

Second Quarter Report 2004

        Agnico-Eagle Mines Limited achieved continued improvements in financial and operating results as it reported second quarter earnings of $8.8 million, or $0.11 per share compared to a net loss of $3.8 million, or $(0.05) per share, in the second quarter of 2003. Operating cash flow in the quarter was $17.1 million, or $0.20 per share compared to $0.6 million, or $0.01 per share, in the prior year's second quarter. For the year to date, net earnings were $21.7 million, or $0.26 per share, compared to a net loss of $10.0 million, or $(0.12) per share, in the first six months of 2003. Over the same periods, operating cash flow increased to $37.9 million, or $0.45 per share, from essentially nil.

        Highlights for the quarter include:

  •
  Record ore processed at LaRonde of nearly 8,300 tons per day drives gold production up 8% to over 65,000 ounces and cash costs down 70% to a record $77 per ounce.

  •
  $30 million shaft sinking, underground development, drilling and metallurgical program initiated at Lapa.

  •
  Drill intercepts from LaRonde's Level 215 exploration drift encounter highest grade gold value at depth to date in Zone 20 North and intersect recurrence of Zone 20 South at depth.

  •
  High gold grade intersected in 3-4 Zone on Bousquet outside known resource envelope.

        "Our LaRonde mine has now delivered three solid quarters of steady-state operations and positive earnings," said Sean Boyd, President and Chief Executive Officer. "This performance creates a solid base for future growth and has allowed Agnico-Eagle to move forward with confidence to the next phase of potential production growth at our Lapa project," added Mr. Boyd.

LaRonde Continues its Record Performance

        Record quarterly tonnage of over 753,000 tons of ore, or 8,276 tons per day, was hoisted from the underground operations at LaRonde in the second quarter. Mill throughput also established a new record as nearly 754,000 tons of ore was processed averaging 8,283 tons per day. The surface stockpile of LaRonde ore is currently over 74,000 tons. As a result of the increased ore production, onsite unit operating costs improved by 2% to C$47 per ton, when compared to the second quarter of 2003. Net metals revenue per ton amounted to nearly C$84 per ton resulting in a gross profit margin of approximately C$37 per ton mined and processed in the second quarter.

        Production of all metals in the second quarter improved when compared to the prior year's second quarter with gold production up 8% to 65,233 ounces while byproduct silver, zinc and copper production increased by 49%, 38% and 1%, respectively. As a result of the improvement in metals production, improved prices for all byproduct metals and the elimination of production royalties, total cash operating costs improved by 70% to $77 per ounce of gold produced in the second quarter of 2004 as compared to the second quarter of 2003.

Cash Costs Expected to be Well Below Target for 2004

        Given the record underground and mill performance in the first half of the year, the Company is revising its targets for all metals production. A comparison between the new forecast and the original budget for production and operating costs follows:

	New Forecast	Original Budget
Ore processed (000's tons)	2,900	2,555
Daily throughput rate (tons)	7,945	7,000
Grades:
Gold (oz./t)	0.11	0.13
Silver (oz./t)	2.43	2.50
Zinc (%)	3.87	3.40
Copper (%)	0.54	0.60
Payable metal production:
Gold (ozs.)	293,000	300,000
Silver (000's ozs.)	5,500	4,700
Zinc (000's lbs.)	155,000	120,000
Copper (000's lbs.)	23,200	24,000
Minesite operating costs (C$/ton)	45-47	49-51
Total cash operating costs ($/oz.)	70-80	155-165

        LaRonde's total cash operating costs are expected to decline significantly for the full year 2004 from an original target range of $155 to $165 per ounce to new target range of $70 to $80 per ounce. The decline in total cash operating unit costs from the original estimate for 2004 is attributable to higher byproduct zinc and silver production as well as increases in byproduct metal prices. The new target for total cash operating costs is based on a balance of the year silver price of $6.00 per ounce, zinc price of $0.45 per pound, copper price of $1.20 per pound and C$/US$ exchange rate of 1.30. The estimated sensitivity of LaRonde's 2004 total cash operating costs to changes in metal prices and exchange rates in the last six months of the year follows:

Change in variable	Impact on total cash operating costs ($/oz.)
$0.10 in C$/US$	13
$0.50/oz. in silver	5
$0.05/lb. in zinc	9
$0.10/lb. in copper	4

        Please refer to the Management Discussion and Analysis later in this report for a discussion of the financial results.

Underground Program at Lapa to Test High Grade Potential

        The Company has commenced a $30 million underground development, drilling and metallurgical program at its 100% owned Lapa property. Located seven miles east of the Company's flagship LaRonde mine in northwestern Quebec, Lapa contains 1.2 million ounces of proven and probable gold reserves. Since Agnico-Eagle discovered the deposit in 2002, the Company has conducted 268,000 feet of surface drilling tracing the deposit to a depth of 4,000 feet below surface over a strike length of 2,000 feet and a vertical extent of 3,000 feet with thicknesses ranging from 10 to 100 feet. While the diluted reserve grade is 0.26 ounces of gold per ton, the reserve estimate incorporates a cutting factor, depending on the deposit lens, of between 1.5 and 2.0 ounces per ton. Due to the high frequency of coarse visible gold in the drill core, the uncut grade of the Lapa deposit is 0.35 ounces per ton. Historically, underground drill programs in the Abitibi mining camp have in some cases resulted in material increases in mineralization, as was the case at LaRonde. Lapa remains open for expansion at depth with gold grades also improving with increasing depth.

Preparation for Shaft Sinking at Lapa Now Underway

        The engineering and shaft sinking contract has been awarded and surface mobilization has commenced for a 2,700-foot shaft sinking project. The 16-foot diameter concrete-lined shaft will be completed by the first half of 2006 providing access for an underground diamond drilling program to test the depth potential of the deposit, confirm the mining method, continuity and estimated dilution factor and to extract a 15,000 ton metallurgical bulk sample. The objective of the bulk sample is to refine the metallurgical process and determine whether the frequency of coarse visible gold is sufficient to justify an increase in the reserve grade closer to the uncut grade, which would have a materially positive impact on the project's economics.

        Positive results from this program would result in an extension of the shaft to a depth of approximately 4,500 feet below surface. Incremental capital costs to bring the project into full production after the bulk sample are currently estimated at approximately $80 million. Assuming no further additions to reserves, the Company envisages an eight-year mine life with full production levels by late 2008 of approximately 125,000 ounces of gold per annum at cash operating costs of approximately $175 per ounce.

Lapa Program to be Partially Financed by Flow-through Share Financing

        The Company has agreed to a private placement from treasury of 1,000,000 shares to flow-through investors for total proceeds of C$23 million ($17.5 million). Under the terms of the private placement, Agnico-Eagle will renounce an equivalent amount of tax deductions from its Lapa program expenditures to the investors. As a result, the shares will be issued at C$23.00 per share, a 33% premium to the Company's closing stock price today. With over $600 million in Canadian tax pools available to offset future taxable income, Agnico-Eagle is uniquely positioned among gold producers to issue flow-through common equity at a significant premium to market to finance the expansion of its Canadian production base.

Deep Drilling at LaRonde Continues to Indicate Higher Grade Core

        Seven drills were in operation at LaRonde during the second quarter working on the following target areas:

  •
  Three drills on LaRonde II exploration program below Level 215 exploration drift.

  •
  Three drills on definition-delineation drilling on Level 215 mining horizon.

  •
  One drill on Level 152 mining horizon.

        Over 38,000 feet of diamond drilling was completed during the quarter. Year to date, nearly 74,000 feet has been drilled.

        On deep exploration, three drills tested Zone 20 North below the bottom of the Penna Shaft, the highlights of which follow:

Drill Hole	True Thickness (ft)	From	To	Gold (oz/ton) Cut (1.5 oz)	Silver (oz/ton)	Copper(%)	Zinc(%)

3215-74B	72.2	2,538.1	2,625.3	0.13	0.37	0.47	0.04

Including	30.5	2,558.4	2,595.1	0.20	0.60	0.79	0.05

3215-76A	10.8	2,436.0	2,447.2	0.07	0.10	0.01	0.01

3215-83	40.0	3,357.9	3,406.5	0.18	0.13	0.15	0.02

3215-84	52.5	2,431.8	2,501.6	0.18	0.44	0.25	0.01

3215-85A	9.2	4,141.1	4,147.6	0.02	1.04	Tr	0.13

3215-89	56.1	2,480.3	2,574.8	0.17	0.18	0.13	0.02

Including	24.3	2,480.3	2,521.0	0.24	0.13	0.02	0.03

3215-85D	12.1	3,784.1	3,800.2	0.26	1.95	0.37	9.66

Uncut	12.1	3,784.1	3,800.2	0.59	1.95	0.37	9.66

TR=Trace Value

        The two most significant results were drill holes 3215-85A and 85D, both of which tested for the western extension of the polymetallic values encountered in previously disclosed drill hole 3215-68A. Drill hole 3215-85A, drilled approximately 1,000 feet to the west of 3215-68A, intersected strong alteration but no significant economic values. Drill hole 3215-85D was subsequently completed 500 feet west of drill hole 3215-68A and intersected the highest gold grade to date at depth. This intersection occurred at a depth of 9,800 feet below surface and is the second economic value on the 100% owned Terrex Property, located immediately south of LaRonde.

        As was the case with drill hole 3215-68A, silver, copper and zinc values were intersected and visible gold was noted in the core. The overall zone was very similar in thickness to that in drill hole 3215-68A in that the higher grade mineralization was restricted to a massive sulfide core. However, the stringer mineralization in the footwall of 3215-68A was economic while the gold values in 3215-85D were not.

        Since the drilling is still limited at depth and to the west, it is unknown how much tonnage is involved in the higher grade polymetallic zone to the west. A higher grade polymetallic zone along with the confirmed higher grade gold zone located above these values could potentially have a significant impact on the economics and development plans for LaRonde II. Additional drilling will be conducted from the Level 215 exploration drift which is currently at the former Bousquet-LaRonde property boundary.

        In light of these results, drill hole 3215-84 was extended into Zone 20 South at depth, returning the following value at a depth of 8,900 feet below surface.

Drill Hole	True Thickness (ft)	From	To	Gold (oz/ton) Cut (1.5 oz)	Silver (oz/ton)	Copper (%)	Zinc (%)

3215-84	26.6	2,844.2	2,876.6	0.11	0.46	0.85	0.08

Including	9.2	2,844.2	2,855.3	0.26	0.42	0.45	0.04

        The mineralization was typical of Zone 20 South consisting of pyrite, pyrrhotite and chalcopyrite stringers. At 26.6 feet, the zone was significantly thicker and represents the deepest and highest grade intersection of Zone 20 South to date, confirming the western down plunge extension of the mineralization and horizon. It also confirms that the horizon is lenticular and could reoccur at any point.

        Drill holes will now be systematically extended into Zone 20 South. As is the case with Zone 20 North drill results at depth, an additional higher grade satellite lens could potentially have a positive impact on LaRonde II project economics.

Drilling at Bousquet Encounters High Grade

        During the quarter three drills operated on the Bousquet-Ellison property:

  •
  One at the western end of Level 9-0 exploration drift testing the Ellison Property.

  •
  One drill on the western end of Level 9-0 testing the 3-4 Zone below Bousquet 1 workings.

  •
  One drill testing the western down plunge extension of the 3-1 Zone from the ramp.

        Over 23,000 feet were drilled during the quarter. The most interesting result, obtained from the 3-4 Zone, follows:

Drill Hole	True Thickness (ft)	From	To	Gold (oz/ton) Cut (1.5 oz)

D04-2789HW	10.5	2,728.0	2,744.7	0.36

D04-2789FW	10.5	2,676.0	2,695.8	0.17

        The drill hole intersected two parallel zones. The FW zone occurred within 60-foot wide sericitized and silicified unit containing 2.20% pyrite at a depth of 6,100 feet and 140 feet west of the Bousquet-Ellison boundary. The latest result is encouraging because it is in a largely untested area of the 3-4 Zone where preliminary studies have indicated that the zone could be economic. The 3-4 Zone currently hosts an inferred resource of 2.2 million tons grading 0.32 ounces of gold per ton containing 710,000 ounces of gold. Two drills are currently testing the 3-4 Zone.

Where to Find Maps

        The longitudinal illustrations that detail the drill results presented in this report can be viewed and downloaded from the Company's website www.agnico-eagle.com or:

LaRonde & Bousquet Zone 20 North & LaRonde Zone 20 South-New Diamond Drill Results

        http://ir.thomsonfn.com/IRUploads/10493/FileUpload/LARONDE.pdf

Bousquet Property Exploration Results

        http://ir.thomsonfn.com/IRUploads/10493/FileUpload/Long_B2.pdf

Property Map

        http://ir.thomsonfn.com/IRUploads/10493/FileUpload/Property_Map.pdf

Scientific and Technical Data

        A qualified person, Guy Gosselin, P.Eng., P.Geo., LaRonde Division's Chief Geologist, has verified the LaRonde exploration information disclosed in this report. The verification procedures, the quality assurance program and quality control procedures used in preparing such data may be found in the 2004 Mineral Resource and Mineral Reserve Report, Agnico-Eagle Mines Limited, LaRonde Division, dated March 26, 2004, filed on SEDAR.

        The qualified person responsible for the Bousquet and Ellison exploration information is Normand Bédard P.Geo., Regional Division's Senior Geologist.

Forward Looking Statements

        This report contains certain "forward-looking statements" (within the meaning of the United States Private Securities Litigation Reform Act of 1995) that involve a number of risks and uncertainties. There can be no assurance that such statements will prove to be accurate; actual results and future events could differ materially from those anticipated in such statements. Risks and uncertainties are disclosed under the heading "Risk Factors" in the Company's Annual Information Form (AIF) filed with certain Canadian securities regulators (including the Ontario and Quebec Securities Commissions) and with the United States Securities and Exchange Commission (as Form 20-F).

About Agnico-Eagle

        Agnico-Eagle is a long established Canadian gold producer with operations located in northwestern Quebec and exploration and development activities in eastern Canada and the southwestern United States. Agnico-Eagle's LaRonde Mine in Quebec is Canada's largest gold deposit. The Company has full exposure to higher gold prices consistent with its policy of no forward gold sales. It has paid a cash dividend for 24 consecutive years.

August 4, 2004

Sean Boyd
President & Chief Executive Officer

QUARTERLY MANAGEMENT DISCUSSION AND ANALYSIS
UNITED STATES GAAP
(all figures are expressed in US dollars unless otherwise noted)

Results of Operations

        Agnico-Eagle reported second quarter net income of $8.8 million, or $0.11 per share, compared to a net loss of $3.8 million, or $(0.05) per share, in the second quarter of 2003. Gold production in the second quarter of 2004 was 65,233, an increase of 8% over 60,157 ounces in the second quarter of 2003. For the year to date, Agnico-Eagle reported net income of $21.7 million, or $0.26 per share, compared to a net loss of $10.0 million, or $(0.12) per share, in the first six months of 2003. Gold production increased 18% in the first six months of 2004 to 135,421 ounces from 115,162 ounces in 2003.

        Production continued to increase compared to the same periods of 2003 as LaRonde continues to benefit from operational improvements and a more focused mining plan. Increased production is also partially due to increased throughput. Ore throughput continues to increase as the mill established another quarterly throughput record processing 753,724 tons. Year to date tonnage processed increased 15% to 1,442,926 tons in the first six months of 2004 compared to 1,250,925 tons in the same period in 2003.

        The table below summarizes the key variances in net income for the second quarter and year to date of 2004 from the net loss reported for the same periods in 2003.

	Second Quarter	Year to Date
	(millions of dollars)
Increase in gold production	$1.8	$7.1
Elimination of production royalty	3.0	7.1
Increase in gold price	3.5	8.1
Increase in net copper revenue	4.5	7.6
Increase in net zinc revenue	1.0	4.6
Increase in net silver revenue	4.8	6.8
Weaker (stronger) Canadian dollar, net of hedges	0.2	(1.9)
Increase in amortization	(1.1)	(2.1)
Cost of increased ore throughput	(4.3)	(6.2)
Corporate costs and other	(0.8)	0.6

Net positive variance	$12.6	$31.7

        As shown in the table above, revenues from all metals benefited from increased production and increased metal prices in both the second quarter and year to date. Net copper and zinc revenues benefited from increased production and metal prices but these benefits were partially offset by increased smelting and refining charges attributable to the increase in production of these metals and increasing costs associated with shipping these metals to overseas smelters. Transportation charges associated with LaRonde's zinc concentrates are expected to decline in the second half of 2004 as LaRonde begins delivering material to Falconbridge's Kidd Creek facility, as previously disclosed. In all, revenues from mining operations increased 52% and 58% in the second quarter and first six months of 2004, respectively. Net income was also positively affected by the elimination of the production royalty as that area of the mine is essentially mined out.

        In the second quarter of 2004 total cash operating costs per ounce decreased significantly to $77 per ounce of gold produced from $258 per ounce in the second quarter of 2003. For the year to date 2004, total cash operating costs decreased to $78 from $251 in the same period of 2003. The main drivers leading to the decrease in total cash operating costs, for both the quarter and year to date, were higher gold production, higher net byproduct revenue resulting from increased production and higher byproduct metal prices, and the elimination of the production royalty. Operating costs per ton decreased to C$47 in the second quarter of 2004 compared to C$48 in the second quarter of 2003 due mainly to the mill achieving record quarterly tonnage of 753,724 tons in the second quarter of 2004. Similarly, operating cost per ton decreased to C$47 in the first six months of 2004 compared to C$50 in the first six months of 2003 due mainly to a 15% increase in mill throughput and improved underground productivity for the year to date 2004 compared to the similar period in 2003.

        The following tables provide a reconciliation of the total cash operating costs per ounce of gold produced and operating cost per ton to the unaudited interim financial statements:

	Q2 2004	Q2 2003	YTD 2004	YTD 2003
	(thousands of dollars, except where noted)
Cost of production per Statement of Income (Loss)	$25,680	$24,581	$49,821	$48,928
Adjustments:
Byproduct revenues	(19,921)	(9,488)	(38,132)	(20,867)
Production royalty	—	(3,000)	—	(7,074)
Inventory adjustment(i)	(603)	531	(898)	1,111
Non-cash reclamation provision	(131)	(112)	(261)	(217)

Cash operating costs	$5,025	$12,512	$10,530	$21,881
Gold production (ounces)	65,233	60,157	135,421	115,162

Cash operating costs (per ounce)	$77	$208	$78	$190
Production royalty (per ounce)	—	50	—	61

Total cash operating costs (per ounce)(iii)	$77	$258	$78	$251

	Q2 2004	Q2 2003	YTD 2004	YTD 2003
	(thousands of dollars, except where noted)
Cost of production per Statement of Income (Loss)	$25,680	$24,581	$49,821	$48,928
Adjustments:
Production royalty	—	(3,000)	—	(7,074)
Inventory adjustment(i) and hedging adjustments(ii)	383	860	1,211	1,293
Non-cash reclamation provision	(131)	(112)	(261)	(217)

Minesite operating costs (US$)	$25,932	$22,329	$50,771	$42,930

Minesite operating costs (C$)	$35,201	$31,220	$67,990	$62,342
Tons milled (000's tons)	754	648	1,443	1,251

Operating costs per ton (C$)(iii)	$47	$48	$47	$50

Notes:

(i)
Under the Company's revenue recognition policy, revenue is recognized on concentrates when legal title passes. Since total cash operating costs are calculated on a production basis, this adjustment reflects the portion of concentrate production for which revenue has not been recognized in the period.

(ii)
Hedging adjustments reflect gains and losses on the Company's derivative positions entered into to hedge the effects of foreign exchange fluctuations on production costs. These items are not reflective of operating performance and thus have been eliminated when calculating operating costs per ton.

(iii)
Total cash operating costs and operating costs per ton data are not recognized measures under US GAAP. Management uses these generally accepted industry measures in evaluating operating performance and believes them to be realistic indications of such performance. The data also indicates the Company's ability to generate cash flow and operating income at various gold prices. This additional information should be considered together with other data prepared in accordance with US GAAP.

        Given the record underground and mill performance in the first half of the year, the Company is revising its targets for all metals production. A comparison between the new forecast and the original budget for production and operating costs follows:

	New Forecast	Original Budget
Ore processed (000's tons)	2,900	2,555
Daily throughput rate (tons)	7,945	7,000
Grades:
Gold (oz./t)	0.11	0.13
Silver (oz./t)	2.43	2.50
Zinc (%)	3.87	3.40
Copper (%)	0.54	0.60
Payable metal production:
Gold (ozs.)	293,000	300,000
Silver (000's ozs.)	5,500	4,700
Zinc (000's lbs.)	155,000	120,000
Copper (000's lbs.)	23,200	24,000
Minesite operating costs (C$/ton)	45-47	49-51
Total cash operating costs ($/oz.)	70-80	155-165

        LaRonde's total cash operating costs are expected to decline significantly for the full year 2004 from an original target range of $155 to $165 per ounce to a new target range of $70 to $80 per ounce. The decline in total cash operating costs from the original estimate for 2004 is attributable to higher byproduct zinc and silver production as well as increases in byproduct metal prices. The new target for total cash operating costs is based on a balance of the year silver price of $6.00 per ounce, zinc price of $0.45 per pound, copper price of $1.20 per pound and C$/US$ exchange rate of 1.30. The estimated sensitivity of LaRonde's 2004 total cash operating costs to changes in metal prices and exchange rates in the last six months of the year follows:

Change in variable	Impact on total cash operating costs ($/oz.)
$0.10 in C$/US$	13
$0.50/oz. in silver	5
$0.05/lb. in zinc	9
$0.10/lb. in copper	4

Liquidity and Capital Resources

        At June 30 2004, Agnico-Eagle's cash and cash equivalents were $99.3 million while working capital was $147.3 million. At December 31, 2003, the Company had $110.4 million in cash and cash equivalents and $140.6 million in working capital. The Company currently has $100 million in undrawn credit lines and expects to have an additional $25 million available in the fourth quarter of 2004 once certain completion tests are satisfied in connection with the LaRonde expansion to 7,000 tons per day.

        Cash flow from operations, before working capital changes, was $17.1 million in the second quarter of 2004 compared to $0.6 million in the second quarter of 2003. For the year to date, operating cash flow, before working capital changes, was $37.9 million compared to essentially nil in the first six months of 2003. Operating cash flow was positively impacted by higher gold production and increased gold and byproduct metal prices partially offset by a stronger Canadian dollar. For the year to date, positive operating cash flow was partially offset by a buildup in metal settlements receivable and ore inventories. The buildup in metal settlements receivable began to reverse in the second quarter of 2004 and is expected to reverse further over the course of 2004.

        For the three months ended June 30, 2004, capital expenditures were $11.8 million compared to $10.7 million in the second quarter of 2003. Capital expenditures at the LaRonde mine decreased marginally to $9.7 million from $9.8 million in the second quarter of 2003. For the year to date ended June 30, 2004, capital expenditures were $22.0 million compared to $21.5 million in the first six months of 2003. Capital expenditures at the LaRonde mine decreased to $18.2 million from $20.3 million in the first six months of 2003. The capital expenditures in 2004 represent sustaining capital and the final construction costs for Phase I of LaRonde's water treatment facility and bulk air cooling plant. The remainder of the capital expenditures in 2004 represents continued expenditures for the Company's regional projects, namely Lapa, Goldex and LaRonde II, all of which have met the requirement for capitalization under US GAAP. For the full year, capital expenditures are now forecast to be $54.7 million compared to the original budget of $36.9 million. The increase is primarily due to the commencement of the underground program at Lapa.

        In the second quarter of 2004, Agnico-Eagle purchased a 14% stake in Riddarhyttan Resources AB ("Riddarhyttan"). Agnico-Eagle purchased 12.7 million common shares in Riddarhyttan from its largest shareholder, Swedish private company Dunross & Co. AB. Along with a further 0.8 million shares purchased in the second quarter and transaction costs, total cash consideration of $11.8 million was paid by Agnico-Eagle.

AGNICO-EAGLE MINES LIMITED
SUMMARIZED QUARTERLY DATA
(thousands of United States Dollars except where noted, US GAAP basis)
(Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2004	2003	2004	2003
Financial Data
Income and cash flow
LaRonde Division
Revenues from mining operations	$45,664	$30,014	$94,268	$60,126
Mine operating costs	25,680	24,581	49,821	48,928

Mine operating profit	$19,984	$5,433	$44,447	$11,198

Net income (loss) for period	$8,805	$(3,779)	$21,714	$(10,016)
Net income (loss) per share	$0.11	$(0.05)	$0.26	$(0.12)
Operating cash flow (before non-cash working capital)	$17,124	$632	$37,946	$55
Weighted average number of shares — basic (in thousands)	84,648	83,636	84,592	83,781
Tons of ore milled	753,724	648,292	1,442,926	1,250,925
Head grades:
Gold (oz. per ton)	0.09	0.10	0.10	0.10
Silver (oz. per ton)	2.26	2.24	2.26	2.34
Zinc	3.80%	3.14%	3.80%	3.34%
Copper	0.54%	0.52%	0.54%	0.48%
Recovery rates:
Gold	91.69%	90.62%	91.69%	91.11%
Silver	85.88%	80.80%	85.92%	82.65%
Zinc	83.37%	77.80%	83.38%	78.00%
Copper	78.99%	79.20%	78.96%	79.20%
Payable production:
Gold (ounces)	65,233	60,157	135,421	115,162
Silver (ounces in thousands)	1,558	1,049	2,686	2,085
Zinc (pounds in thousands)	37,483	27,080	74,130	55,044
Copper (pounds in thousands)	5,075	5,015	10,915	8,971
Realized prices per unit of production:
Gold (per ounce)	$393	$349	$401	$350
Silver (per ounce)	$6.22	$4.57	$6.42	$4.61
Zinc (per pound)	$0.47	$0.35	$0.48	$0.35
Copper (per pound)	$1.26	$0.73	$1.25	$0.74
Onsite operating costs per ton milled (Canadian dollars)	$47	$48	$47	$50

Operating costs per gold ounce produced:
Onsite operating costs (including asset retirement expenses)	$394	$371	$368	$373
Less: Non-cash asset retirement expenses	(2)	(2)	(2)	(2)
Foreign exchange and byproduct metals hedge gains	(15)	—	(16)	—
Net byproduct revenues	(300)	(161)	(272)	(181)

Cash operating costs	$77	$208	$78	$190
Accrued El Coco royalties	—	50	—	61

Total cash operating costs	$77	$258	$78	$251
Non-cash costs:
Reclamation provision	2	2	2	2
Amortization	90	80	84	81

Total operating costs	$169	$340	$164	$334

AGNICO-EAGLE MINES LIMITED
BALANCE SHEET
(thousands of United States Dollars, US GAAP basis)
(Unaudited)

	June 30, 2004	December 31, 2003
ASSETS
Current
Cash and cash equivalents	$99,257	$110,365
Metals awaiting settlement	42,080	34,570
Income taxes recoverable	9,849	7,539
Inventories:
Ore stockpiles	8,526	6,557
In-process concentrates	449	1,346
Supplies	6,275	6,276
Prepaid expenses and other	6,447	10,363

Total current assets	172,883	177,016
Fair value of derivative financial instruments	2,742	7,573
Investments and other assets	21,260	11,214
Future income and mining tax assets	43,156	41,579
Mining properties	410,215	399,719

	$650,256	$637,101

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Accounts payable and accrued liabilities	$22,453	$29,915
Dividends payable	733	3,327
Interest payable	2,426	3,161

Total current liabilities	25,612	36,403

Long-term debt	143,750	143,750

Asset retirement obligations and other liabilities	16,062	15,377

Future income and mining tax liabilities	44,915	40,848

Shareholders' Equity
Common shares
Authorized — unlimited
Issued — 84,757,429 (2003 — 84,469,804)	604,269	601,305
Warrants	15,732	15,732
Contributed surplus	7,181	7,181
Employee stock options	309	—
Deficit	(196,341)	(218,055)
Accumulated other comprehensive loss	(11,233)	(5,440)

Total shareholders' equity	419,917	400,723

	$650,256	$637,101

Note:    Certain items have been reclassified from financial statements previously presented to conform to the current presentation.

AGNICO-EAGLE MINES LIMITED
STATEMENT OF INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS)
(thousands of United States Dollars except per share amounts, US GAAP basis)
(Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2004	2003	2004	2003
REVENUES
Revenues from mining operations	$45,664	$30,014	$94,268	$60,126
Interest and sundry income	158	2,122	363	2,763

	45,822	32,136	94,631	62,889
COSTS AND EXPENSES
Production	25,680	24,581	49,821	48,928
Exploration and corporate development	452	966	742	2,438
Equity loss in junior exploration companies	609	—	898	—
Amortization	5,859	4,787	11,441	9,304
General and administrative	2,012	2,240	3,811	3,707
Provincial capital tax	739	285	1,194	774
Interest	2,272	2,241	4,029	4,458
Foreign currency loss (gain)	(518)	193	(379)	(24)

Income (loss) before taxes	8,717	(3,157)	23,074	(6,696)
Federal capital tax	275	264	541	589
Income and mining tax expense	(363)	358	819	988

Income (loss) before cumulative catch-up adjustment	8,805	(3,779)	21,714	(8,273)
Cumulative catch-up adjustment relating to SFAS 143	—	—	—	(1,743)

Net income (loss) for the period	$8,805	$(3,779)	$21,714	$(10,016)

Net income (loss) before cumulative catch-up adjustment per share — basic and diluted	$0.11	$(0.05)	$0.26	$(0.10)
Cumulative catch-up adjustment per share	—	—	—	(0.02)

Net income (loss) per share — basic and diluted	$0.11	$(0.05)	$0.26	$(0.12)

Weighted average number of shares (in thousands)
Basic	84,648	83,636	84,592	83,781
Diluted	85,141	83,636	85,084	83,781

Comprehensive income (loss):
Net income (loss) for the period	$8,805	$(3,779)	$21,714	$(10,016)

Other comprehensive income (loss):
Unrealized gain (loss) on hedging activities	(1,247)	4,773	(1,062)	8,000
Unrealized gain (loss) on available-for-sale securities	(726)	(151)	(1,168)	(16)
Adjustments for derivative instruments maturing during the period	(2,147)	—	(2,931)	—
Adjustments for realized gains on available-for-sale securities due to dispositions in the period	(124)	(1,485)	(632)	(1,485)

Other comprehensive income (loss) for the period	(4,244)	3,137	(5,793)	6,499

Comprehensive income (loss) for the period	$4,561	$(642)	$15,921	$(3,517)

Note:    Certain items have been reclassified from financial statements previously presented to conform to the current presentation.

AGNICO-EAGLE MINES LIMITED
STATEMENT OF DEFICIT AND ACCUMULATED OTHER COMPREHENSIVE LOSS
(thousands of United States Dollars, US GAAP basis)
(Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2004	2003	2004	2003
Deficit
Balance, beginning of period	$(205,146)	$(202,260)	$(218,055)	$(196,023)
Net income (loss) for the period	8,805	(3,779)	21,714	(10,016)

Balance, end of period	$(196,341)	$(206,039)	$(196,341)	$(206,039)

Accumulated other comprehensive loss
Balance, beginning of period	$(6,989)	$(17,804)	$(5,440)	$(21,166)
Other comprehensive income (loss) for the period	(4,244)	3,137	(5,793)	6,499

Balance, end of period	$(11,233)	$(14,667)	$(11,233)	$(14,667)

Note:    Certain items have been reclassified from financial statements previously presented to conform to the current presentation.

AGNICO-EAGLE MINES LIMITED
STATEMENT OF CASH FLOWS
(thousands of United States Dollars, US GAAP basis)
(Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2004	2003	2004	2003
Operating activities
Net income (loss) for the period	$8,805	$(3,779)	$21,714	$(10,016)
Add (deduct) items not affecting cash from operating activities:
Amortization	5,859	4,787	11,441	9,304
Future income and mining taxes	532	738	2,489	2,064
Unrealized (gain) loss on derivative contracts	(42)	(236)	174	(2,506)
Cumulative catch-up adjustment related to SFAS 143	—	—	—	1,743
Amortization of deferred costs and other	1,970	(878)	2,128	(534)

Cash flow from operations, before working capital changes	17,124	632	37,946	55
Change in non-cash working capital balances
Metals awaiting settlement	337	(3,606)	(7,510)	513
Income taxes recoverable	(1,194)	(476)	(2,310)	(871)
Inventories	600	(1,533)	(1,071)	(2,356)
Prepaid expenses and other	676	1,122	2,376	1,693
Accounts payable and accrued liabilities	(4,270)	(648)	(7,576)	(1,318)
Interest payable	1,628	1,686	(735)	73

Cash flows from (used in) operating activities	14,901	(2,823)	21,120	(2,211)

Investing activities
Additions to mining properties	(11,774)	(10,671)	(21,997)	(21,508)
Investments and other assets	(11,719)	(7,699)	(10,877)	(7,887)

Cash flows used in investing activities	(23,493)	(18,370)	(32,874)	(29,395)

Financing activities
Dividends paid	—	—	(2,480)	(2,431)
Common shares issued	1,552	1,125	2,964	2,320

Cash flows from (used in) financing activities	1,552	1,125	484	(111)

Effect of exchange rate changes on cash and cash equivalents	110	(92)	162	(139)
Net decrease in cash and cash equivalents	(6,930)	(20,160)	(11,108)	(31,856)
Cash and cash equivalents, beginning of period	106,187	141,238	110,365	152,934

Cash and cash equivalents, end of period	$99,257	$121,078	$99,257	$121,078

Supplemental cash flow information:
Interest paid during the period	$353	$322	$3,466	$3,924

Capital taxes paid during the period	$1,369	$1,169	$2,530	$1,169

Note:    Certain items have been reclassified from financial statements previously presented to conform to the current presentation.

AGNICO-EAGLE MINES LIMITED

NOTES TO INTERIM FINANCIAL STATEMENTS

(US GAAP BASIS)
(Unaudited)

1.     BASIS OF PRESENTATION

  Agnico-Eagle Mines Limited's ("Agnico-Eagle" or the "Company") primary basis of financial reporting is United States generally accepted accounting principles ("US GAAP"). Financial statements under Canadian generally accepted accounting principles are also prepared for statutory reporting purposes in Canada and sent to shareholders.

  The accompanying unaudited interim financial statements have been prepared in accordance with US GAAP in US dollars. They do not include all of the disclosures required by generally accepted accounting principles for annual financial statements. In the opinion of management, the unaudited interim financial statements reflect all adjustments, which consist only of normal and recurring adjustments, necessary to present fairly the financial position as at June 30, 2004 and the results of operations and cash flows for the three and six month periods ended June 30, 2004 and 2003.

  Operating results for the three and six month periods ended June 30, 2004 are not necessarily indicative of the results that may be expected for the full year ending December 31, 2004. Accordingly, these unaudited interim financial statements should be read in conjunction with the fiscal 2003 Audited Annual Financial Statements, including the accounting policies and notes thereto, included in the Annual Report and Annual Information Form/Form 20-F for the year ended December 31, 2003.

2.     USE OF ESTIMATES

  The preparation of the unaudited interim financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the amounts reported in the unaudited interim financial statements and accompanying notes. Management believes that the estimates used in the preparation of the unaudited interim financial statements are reasonable and prudent; however, actual results could differ from these estimates.

3.     ACCOUNTING POLICIES

  These unaudited interim financial statements follow the same accounting policies and methods of application as the December 31, 2003 audited annual financial statements.

4.     CAPITAL STOCK

  For the six month period ended June 30, 2004, the Company's 2012 convertible debentures were anti-dilutive and thus were excluded from the calculation of diluted net loss per share.

  The following table presents the maximum number of common shares that would be outstanding if all dilutive instruments outstanding at June 30, 2004 were exercised:

Common shares outstanding at June 30, 2004	84,757,429
Convertible debentures [based on debenture holders' option]	10,267,919
Employees' stock options	3,205,000
Warrants	6,900,000

105,130,348

  During the six month period ended June 30, 2004, 177,400 (2003 — 153,050) employee stock options were exercised for cash of $1.5 million (2003 — $1.0 million) and 537,250 (2003 — nil) employee stock options were granted with a weighted average exercise price of C$16.71.

5.     FINANCIAL INSTRUMENTS

  As at June 30, 2004, Agnico-Eagle's derivative financial instruments relating to metals consisted of the following:

	Expected Maturity
	2004	2005	2006	2007
Gold
Put options purchased
Amount hedged (ounces)	68,322	190,020	152,340	131,280
Average price ($/ounce)	$260	$260	$260	$260
Copper
Put options purchased
Amount hedged (lbs. in 000's)	1,587	—	—	—

Average price ($/lb.)	$1.04	—	—	—

  The maximum premium payable on the copper derivative contracts for the remainder of 2004 is $0.2 million.

  At June 30, 2004, Agnico-Eagle's foreign currency hedging program consisted of the following:

	Expected Maturity
	2004	2005	2006
US$ call options sold
Amount (thousands)	$12,000	$12,000	$12,000
US$/C$ weighted average exchange rate	1.6390	1.6050	1.6475
US$ put options purchased
Amount (thousands)	$12,000	$12,000	$12,000
US$/C$ weighted average exchange rate	1.5900	1.5000	1.5600
US$ put options sold
Amount (thousands)	$—	$12,000	$—
US$/C$ weighted average exchange rate	—	1.3700	—
US$ forward contracts sold
Amount (thousands)	$12,000	$—	$—
US$/C$ weighted average exchange rate	1.3575	—	—

  At June 30, 2004, the aggregate net market value of Agnico-Eagle's metals derivative position amounted to nil. The Company's aggregate net market value of its foreign exchange hedge position at June 30, 2004 was $4.2 million. The Company's aggregate net market value of its interest rate hedge position at June 30, 2004 was $(1.4) million. Since the Company uses only over-the-counter instruments, the fair value of individual hedging instruments is based on readily available market values.

QUARTERLY MANAGEMENT DISCUSSION AND ANALYSIS
CANADIAN GAAP
(all figures are expressed in US dollars unless otherwise noted)

Results of Operations

        Agnico-Eagle reported second quarter net income of $9.0 million, or $0.08 per share, compared to a net loss of $3.2 million, or $(0.06) per share, in the second quarter of 2003. Gold production in the second quarter of 2004 was 65,233, an increase of 8% over 60,157 ounces in the second quarter of 2003. For the year to date, Agnico-Eagle reported net income of $23.3 million, or $0.21 per share, compared to a net loss of $6.6 million, or $(0.12) per share, in the first six months of 2003. Gold production increased 18% in the first six months of 2004 to 135,421 ounces from 115,162 ounces in 2003.

        Production continued to increase compared to the same periods of 2003 as LaRonde continues to benefit from operational improvements and a more focused mining plan. Increased production is also partially due to increased throughput. Ore throughput continues to increase as the mill established another quarterly throughput record processing 753,724 tons. Year to date tonnage processed increased 15% to 1,442,926 tons in the first six months of 2004 compared to 1,250,925 tons in the same period in 2003.

        The table below summarizes the key variances in net income for the second quarter and year to date of 2004 from the net loss reported for the same periods in 2003.

	Second Quarter	Year to Date
	(millions of dollars)
Increase in gold production	$1.8	$7.1
Elimination of production royalty	3.0	7.1
Increase in gold price	3.5	8.1
Increase in net copper revenue	4.5	7.6
Increase in net zinc revenue	1.0	4.6
Increase in net silver revenue	4.8	6.8
Weaker (stronger) Canadian dollar, net of hedges	0.2	(1.9)
Increase in amortization	(1.1)	(2.1)
Cost of increased ore throughput	(4.3)	(6.2)
Corporate costs and other	(1.1)	(1.1)

Net positive variance	$12.3	$30.0

        As shown in the table above, revenues from all metals benefited from increased production and increased metal prices in both the second quarter and year to date. Net copper and zinc revenues benefited from increased production and metal prices but these benefits were partially offset by increased smelting and refining charges attributable to the increase in production of these metals and increasing costs associated with shipping these metals to overseas smelters. Transportation charges associated with LaRonde's zinc concentrates are expected to decline in the second half of 2004 as LaRonde begins delivering material to Falconbridge's Kidd Creek facility, as previously disclosed. In all, revenues from mining operations increased 52% and 58% in the second quarter and first six months of 2004, respectively. Net income was also positively affected by the elimination of the production royalty as that area of the mine is essentially mined out.

        In the second quarter of 2004 total cash operating costs per ounce decreased significantly to $77 per ounce of gold produced from $258 per ounce in the second quarter of 2003. For the year to date 2004, total cash operating costs decreased to $78 from $251 in the same period of 2003. The main drivers leading to the decrease in total cash operating costs, for both the quarter and year to date, were higher gold production, higher net byproduct revenue resulting from increased production and higher byproduct metal prices, and the elimination of the production royalty. Operating costs per ton decreased to C$47 in the second quarter of 2004 compared to C$48 in the second quarter of 2003 due mainly to the mill achieving record quarterly tonnage of 753,724 tons in the second quarter of 2004. Similarly, operating cost per ton decreased to C$47 in the first six months of 2004 compared to C$50 in the first six months of 2003 due mainly to a 15% increase in mill throughput and improved underground productivity for the year to date 2004 compared to the similar period in 2003.

        The following tables provide a reconciliation of the total cash operating costs per ounce of gold produced and operating cost per ton to the unaudited interim financial statements:

	Q2 2004	Q2 2003	YTD 2004	YTD 2003
	(thousands of dollars, except where noted)
Cost of production per Statement of Income (Loss)	$25,680	$24,581	$49,821	$48,928
Adjustments:
Byproduct revenues	(19,921)	(9,488)	(38,132)	(20,867)
Production royalty	—	(3,000)	—	(7,074)
Inventory adjustment(i)	(603)	531	(898)	1,111
Non-cash reclamation provision	(131)	(112)	(261)	(217)

Cash operating costs	$5,025	$12,512	$10,530	$21,881
Gold production (ounces)	65,233	60,157	135,421	115,162

Cash operating costs (per ounce)	$77	$208	$78	$190
Production royalty (per ounce)	—	50	—	61

Total cash operating costs (per ounce)(iii)	$77	$258	$78	$251

	Q2 2004	Q2 2003	YTD 2004	YTD 2003
	(thousands of dollars, except where noted)
Cost of production per Statement of Income (Loss)	$25,680	$24,581	$49,821	$48,928
Adjustments:
Production royalty	—	(3,000)	—	(7,074)
Inventory adjustment(i) and hedging adjustments(ii)	383	860	1,211	1,293
Non-cash reclamation provision	(131)	(112)	(261)	(217)

Minesite operating costs (US$)	$25,932	$22,329	$50,771	$42,930

Minesite operating costs (C$)	$35,201	$31,220	$67,990	$62,342
Tons milled (000's tons)	754	648	1,443	1,251

Operating costs per ton (C$)(iii)	$47	$48	$47	$50

Notes:

(i)
Under the Company's revenue recognition policy, revenue is recognized on concentrates when legal title passes. Since total cash operating costs are calculated on a production basis, this adjustment reflects the portion of concentrate production for which revenue has not been recognized in the period.

(ii)
Hedging adjustments reflect gains and losses on the Company's derivative positions entered into to hedge the effects of foreign exchange fluctuations on production costs. These items are not reflective of operating performance and thus have been eliminated when calculating operating costs per ton.

(iii)
Total cash operating costs and operating costs per ton data are not recognized measures under US GAAP. Management uses these generally accepted industry measures in evaluating operating performance and believes them to be realistic indications of such performance. The data also indicates the Company's ability to generate cash flow and operating income at various gold prices. This additional information should be considered together with other data prepared in accordance with US GAAP.

        Given the record underground and mill performance in the first half of the year, the Company is revising its targets for all metals production. A comparison between the new forecast and the original budget for production and operating costs follows:

	New Forecast	Original Budget
Ore processed (000's tons)	2,900	2,555
Daily throughput rate (tons)	7,945	7,000
Grades:
Gold (oz./t)	0.11	0.13
Silver (oz./t)	2.43	2.50
Zinc (%)	3.87	3.40
Copper (%)	0.54	0.60
Payable metal production:
Gold (ozs.)	293,000	300,000
Silver (000's ozs.)	5,500	4,700
Zinc (000's lbs.)	155,000	120,000
Copper (000's lbs.)	23,200	24,000
Minesite operating costs (C$/ton)	45-47	49-51
Total cash operating costs ($/oz.)	70-80	155-165

        LaRonde's total cash operating costs are expected to decline significantly for the full year 2004 from an original target range of $155 to $165 per ounce to a new target range of $70 to $80 per ounce. The decline in total cash operating costs from the original estimate for 2004 is attributable to higher byproduct zinc and silver production as well as increases in byproduct metal prices. The new target for total cash operating costs is based on a balance of the year silver price of $6.00 per ounce, zinc price of $0.45 per pound, copper price of $1.20 per pound and C$/US$ exchange rate of 1.30. The estimated sensitivity of LaRonde's 2004 total cash operating costs to changes in metal prices and exchange rates in the last six months of the year follows:

Change in variable	Impact on total cash operating costs ($/oz.)
$0.10 in C$/US$	13
$0.50/oz. in silver	5
$0.05/lb. in zinc	9
$0.10/lb. in copper	4

Liquidity and Capital Resources

        At June 30 2004, Agnico-Eagle's cash and cash equivalents were $99.3 million while working capital was $146.9 million. At December 31, 2003, the Company had $110.4 million in cash and cash equivalents and $138.5 million in working capital. The Company currently has $100 million in undrawn credit lines and expects to have an additional $25 million available in the fourth quarter of 2004 once certain completion tests are satisfied in connection with the LaRonde expansion to 7,000 tons per day.

        Cash flow from operations, before working capital changes, was $18.3 million in the second quarter of 2004 compared to $2.6 million in the second quarter of 2003. For the year to date, operating cash flow, before working capital changes, was $41.5 million compared to $3.7 million in the first six months of 2003. Operating cash flow was positively impacted by higher gold production and increased gold and byproduct metal prices partially offset by a stronger Canadian dollar. For the year to date, positive operating cash flow was partially offset by a buildup in metal settlements receivable and ore inventories. The buildup in metal settlements receivable began to reverse in the second quarter of 2004 and is expected to reverse further over the course of 2004.

        For the three months ended June 30, 2004, capital expenditures were $11.8 million compared to $10.7 million in the second quarter of 2003. Capital expenditures at the LaRonde mine decreased marginally to $9.7 million from $9.8 million in the second quarter of 2003. For the year to date ended June 30, 2004, capital expenditures were $22.0 million compared to $21.5 million in the first six months of 2003. Capital expenditures at the LaRonde mine decreased to $18.2 million from $20.3 million in the first six months of 2003. The capital expenditures in 2004 represent sustaining capital and the final construction costs for Phase I of LaRonde's water treatment facility and bulk air cooling plant. The remainder of the capital expenditures in 2004 represents continued expenditures for the Company's regional projects, namely Lapa, Goldex and LaRonde II, all of which have met the requirement for capitalization under CDN GAAP. For the full year, capital expenditures are now forecast to be $54.7 million compared to the original budget of $36.9 million. The increase is primarily due to the commencement of the underground program at Lapa.

        In the second quarter of 2004, Agnico-Eagle purchased a 14% stake in Riddarhyttan Resources AB ("Riddarhyttan"). Agnico-Eagle purchased 12.7 million common shares in Riddarhyttan from its largest shareholder, Swedish private company Dunross & Co. AB. Along with a further 0.8 million shares purchased in the second quarter and transaction costs, total cash consideration of $11.8 million was paid by Agnico-Eagle.

AGNICO-EAGLE MINES LIMITED
SUMMARIZED QUARTERLY DATA
(thousands of United States Dollars except where noted, CDN GAAP basis)
(Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2004	2003	2004	2003
		Restated (see Note 5)		Restated (see Note 5)
Financial Data
Income and cash flow
LaRonde Division
Revenues from mining operations	$45,664	$30,014	$94,268	$60,126
Mine operating costs	25,680	24,581	49,821	48,928

Mine operating profit	$19,984	$5,433	$44,447	$11,198

Net income (loss) for period	$9,021	$(3,235)	$23,348	$(6,629)
Net income (loss) per share	$0.08	$(0.06)	$0.21	$(0.12)
Operating cash flow (before non-cash working capital)	$18,302	$2,575	$41,466	$3,734
Weighted average number of shares — basic (in thousands)	84,648	83,636	84,592	83,781
Tons of ore milled	753,724	648,292	1,442,926	1,250,925
Head grades:
Gold (oz. per ton)	0.09	0.10	0.10	0.10
Silver (oz. per ton)	2.26	2.24	2.26	2.34
Zinc	3.80%	3.14%	3.80%	3.34%
Copper	0.54%	0.52%	0.54%	0.48%
Recovery rates:
Gold	91.69%	90.62%	91.69%	91.11%
Silver	85.88%	80.80%	85.92%	82.65%
Zinc	83.37%	77.80%	83.38%	78.00%
Copper	78.99%	79.20%	78.96%	79.20%
Payable production:
Gold (ounces)	65,233	60,157	135,421	115,162
Silver (ounces in thousands)	1,558	1,049	2,686	2,085
Zinc (pounds in thousands)	37,483	27,080	74,130	55,044
Copper (pounds in thousands)	5,075	5,015	10,915	8,971
Realized prices per unit of production:
Gold (per ounce)	$393	$349	$401	$350
Silver (per ounce)	$6.22	$4.57	$6.42	$4.61
Zinc (per pound)	$0.47	$0.35	$0.48	$0.35
Copper (per pound)	$1.26	$0.73	$1.25	$0.74
Onsite operating costs per ton milled (Canadian dollars)	$47	$48	$47	$50

Operating costs per gold ounce produced:
Onsite operating costs (including asset retirement expenses)	$394	$371	$368	$373
Less: Non-cash asset retirement expenses	(2)	(2)	(2)	(2)
Foreign exchange and byproduct metals hedge gains	(15)	—	(16)	—
Net byproduct revenues	(300)	(161)	(272)	(181)

Cash operating costs	$77	$208	$78	$190
Accrued El Coco royalties	—	50	—	61

Total cash operating costs	$77	$258	$78	$251
Non-cash costs:
Reclamation provision	2	2	2	2
Amortization	90	80	84	81

Total operating costs	$169	$340	$164	$334

AGNICO-EAGLE MINES LIMITED
SUMMARIZED QUARTERLY RESULTS
(thousands of United States Dollars except where noted, CDN GAAP basis)
(Unaudited)

	June 30, 2004	March 31, 2004	December 31, 2003	September 30, 2003
			Restated (see Note 5)	Restated (see Note 5)
LaRonde Division
Revenues from mining operations	$45,664	$48,604	$41,849	$24,845
Mine operating costs	25,680	24,141	30,153	25,909

Mine operating profit	$19,984	$24,463	$11,696	$(1,064)

Net income (loss) for the period	$9,021	$14,327	$5,469	$(5,638)

Net income (loss) per share	$0.08	$0.14	$0.06	$(0.09)

	June 30, 2003	March 31, 2003	December 31, 2002	September 30, 2002
	Restated (see Note 5)	Restated (see Note 5)
LaRonde Division
Revenues from mining operations	$30,014	$30,012	$32,323	$21,024
Mine operating costs	24,581	24,347	25,031	15,362

Mine operating profit	$5,433	$5,765	$7,292	$5,662

Net income (loss) for the period	$(3,235)	$(3,394)	$3,373	$153

Net income (loss) per share	$(0.06)	$(0.07)	$(0.06)	$(0.03)

AGNICO-EAGLE MINES LIMITED

BALANCE SHEET

(thousands of United States dollars, CDN GAAP basis)
(Unaudited)

	June 30, 2004	December 31, 2003
		Restated (see Note 5)
ASSETS
Current
Cash and cash equivalents	$99,257	$110,365
Metals awaiting settlement	42,080	34,570
Income taxes recoverable	9,849	7,539
Inventories:
Ore stockpiles	8,526	6,557
In-process concentrates	449	1,346
Supplies	6,275	6,276
Prepaid expenses and other	6,070	8,187

Total current assets	172,506	174,840
Investments and other assets	21,936	12,309
Future income and mining tax assets	42,407	42,863
Mining properties	413,740	403,244

	$650,589	$633,256

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Accounts payable and accrued liabilities	$22,453	$29,915
Dividends payable	733	3,327
Interest payable	2,426	3,161

Total current liabilities	25,612	36,403

Asset retirement obligations and other liabilities (note 5)	15,325	14,648

Future income and mining tax liabilities	45,336	41,302

Shareholders' Equity
Common shares
Authorized — unlimited
Issued — 84,757,429 (2003 — 84,469,804)	453,944	450,945
Convertible subordinated debentures	97,035	95,057
Other paid-in-capital	55,028	55,028
Warrants	15,732	15,732
Contributed surplus	5,560	5,560
Employee stock options	309	—
Deficit	(63,292)	(81,419)

Total shareholders' equity	564,316	540,903

	$650,589	$633,256

Note: Certain items have been reclassified from financial statements previously presented to conform to the current presentation.

AGNICO-EAGLE MINES LIMITED

STATEMENT OF INCOME (LOSS)

(thousands of United States dollars, except per share amounts, CDN GAAP basis)
(Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2004	2003	2004	2003
		Restated (see Note 5)		Restated (see Note 5)
REVENUES
Revenues from mining operations	$45,664	$30,014	$94,268	$60,126
Interest and sundry income	233	920	516	1,066

	45,897	30,934	94,784	61,192
COSTS AND EXPENSES
Production	25,680	24,581	49,821	48,928
Exploration and corporate development	452	966	742	2,438
Equity loss in junior exploration companies	609	—	898	—
Amortization	5,859	4,787	11,441	9,304
General and administrative	2,012	2,240	3,811	3,707
Provincial capital tax	739	285	1,194	774
Interest	527	495	556	1,117
Foreign currency loss (gain)	(518)	193	(379)	(24)

Income (loss) before taxes	10,537	(2,613)	26,700	(5,052)
Federal capital tax	275	264	541	589
Income and mining tax expense	1,241	358	2,811	988

Net income (loss) for the period	$9,021	$(3,235)	$23,348	$(6,629)

Net income (loss) per share — basic and diluted	$0.08	$(0.06)	$0.21	$(0.12)

Weighted average number of shares (in thousands)
Basic	84,648	83,636	84,592	83,781
Diluted	85,141	83,636	85,084	83,781

Note: Certain items have been reclassified from financial statements previously presented to conform to the current presentation.

AGNICO-EAGLE MINES LIMITED

STATEMENT OF DEFICIT

(thousands of United States Dollars, CDN GAAP basis)
(Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2004	2003	2004	2003
		Restated (see Note 5)		Restated (see Note 5)
Deficit
Balance, beginning of period	$(69,670)	$(72,344)	$(80,569)	$(66,299)
Adjustment for change in accounting policy for asset retirement obligations (note 5)	—	(188)	(850)	(358)

	(69,670)	(72,532)	(81,419)	(66,657)
Net income (loss) for the period	9,021	(3,235)	23,348	(6,629)
Interest costs associated with the Company's convertible debentures	(2,607)	(2,509)	(5,185)	(4,990)
Share issue costs	(36)	—	(36)	—

Balance, end of period	$(63,292)	$(78,276)	$(63,292)	$(78,276)

Note: Certain items have been reclassified from financial statements previously presented to conform to the current presentation.

AGNICO-EAGLE MINES LIMITED

STATEMENT OF CASH FLOWS

(thousands of United States Dollars, CDN GAAP basis)
(Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2004	2003	2004	2003
		Restated (see Note 5)		Restated (see Note 5)
Operating activities
Net income (loss) for the period	$9,021	$(3,235)	$23,348	$(6,629)
Add (deduct) items not affecting cash from operating activities:
Amortization	5,859	4,787	11,441	9,304
Future income and mining taxes	2,137	738	4,480	2,064
Unrealized (gain) loss on derivative contracts	(42)	1,013	174	(848)
Amortization of deferred costs and other	1,327	(728)	2,023	(157)

Cash flow from operations, before working capital changes	18,302	2,575	41,466	3,734
Change in non-cash working capital balances
Metals awaiting settlement	337	(3,606)	(7,510)	513
Income taxes recoverable	(1,194)	(476)	(2,310)	(871)
Inventories	600	(1,533)	(1,071)	(2,356)
Prepaid expenses and other	(354)	792	2,117	1,222
Accounts payable and accrued liabilities	(4,270)	(648)	(7,576)	(1,318)
Interest payable	1,628	1,686	(735)	73

Cash flows from (used in) operating activities	15,049	(1,210)	24,381	997

Investing activities
Additions to mining properties	(11,774)	(10,671)	(21,997)	(21,508)
Investments and other assets	(11,719)	(7,699)	(10,877)	(7,887)

Cash flows used in investing activities	(23,493)	(18,370)	(32,874)	(29,395)

Financing activities
Dividends paid	—	—	(2,480)	(2,431)
Common shares issued	1,552	1,125	2,964	2,320
Interest on convertible debentures	(148)	(1,613)	(3,261)	(3,208)

Cash flows from (used in) financing activities	1,404	(488)	(2,777)	(3,319)

Effect of exchange rate changes on cash and cash equivalents	110	(92)	162	(139)

Net decrease in cash and cash equivalents	(6,930)	(20,160)	(11,108)	(31,856)
Cash and cash equivalents, beginning of period	106,187	141,238	110,365	152,934

Cash and cash equivalents, end of period	$99,257	$121,078	$99,257	$121,078

Supplemental cash flow information:
Interest paid during the period	$353	$322	$3,466	$3,924

Capital taxes paid during the period	$1,369	$1,169	$2,530	$1,169

Note: Certain items have been reclassified from financial statements previously presented to conform to the current presentation.

AGNICO-EAGLE MINES LIMITED

NOTES TO INTERIM FINANCIAL STATEMENTS

(CDN GAAP BASIS)
(Unaudited)

1.     BASIS OF PRESENTATION

  The accompanying unaudited interim financial statements have been prepared by the Company in US dollars in accordance with Canadian generally accepted accounting principles ("CDN GAAP") with respect to the preparation of unaudited interim financial information. Accordingly, they do not include all information and footnotes as required in the preparation of annual financial statements and should be read in conjunction with the audited financial statements and notes included in the Audited Annual Financial Statements (CDN GAAP basis) for the year ended December 31, 2003.

  The preparation of the unaudited interim financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the unaudited interim financial statements and accompanying notes. Management believes that the estimates used in the preparation of the unaudited interim financial statements are reasonable and prudent; however, actual results could differ from these estimates.

  Operating results for the three month and six month periods ended June 30, 2004 are not necessarily indicative of the results that may be expected for the full year ending December 31, 2004. Accordingly, these unaudited interim financial statements should be read in conjunction with the fiscal 2003 Audited Annual Financial Statements (CDN GAAP basis), including the accounting policies and notes thereto. These interim financial statements follow the same accounting policies and methods of application as the December 31, 2003 Audited Annual Financial Statements (CDN GAAP basis) except as described in note 5.

2.     USE OF ESTIMATES

  The preparation of the interim financial statements in conformity with CDN GAAP requires management to make estimates and assumptions that affect the amounts reported in the interim financial statements and accompanying notes. Management believes that the estimates used in the preparation of the interim financial statements are reasonable and prudent; however, actual results could differ from these estimates.

3.     NET INCOME (LOSS) PER SHARE

  For the purposes of calculating income (loss) per share, the Company uses net income (loss) after deducting interest charges on the Company's 2012 convertible debentures. The 2012 convertible debentures issued in 2002 is presented, in its entirety, as an equity instrument and as such the interest is recorded as a direct charge to deficit. Below is a reconciliation of net income (loss) per unaudited interim financial statements to the net income (loss) used in computing net income (loss) per share.

	Three Months ended June 30,		Six Months ended June 30,
	2004	2003	2004	2003
Net income (loss), per unaudited interim financial statements	$9,021	$(3,235)	$23,348	$(6,629)
Less: Interest on 2012 convertible debentures charged directly to deficit	(2,607)	(1,613)	(5,185)	(3,208)

Net income (loss) used to compute net income (loss) per share	$6,414	$(4,848)	$18,163	$(9,837)

  The Company's 2012 convertible debentures and warrants are anti-dilutive and thus have not been included in the computation of diluted net income (loss) per share.

4.     CAPITAL STOCK

  For the six month period ended June 30, 2004, the Company's 2012 convertible debentures were anti-dilutive and thus were excluded from the calculation of diluted net income (loss) per share.

  The following table presents the maximum number of common shares that would be outstanding if all dilutive instruments outstanding at June 30, 2004 were exercised:

Common shares outstanding at June 30, 2004	84,757,429
Convertible debentures [based on debenture holders' option]	10,267,919
Employees' stock options	3,205,000
Warrants	6,900,000

105,130,348

  During the six month period ended June 30, 2004, 177,400 (2003 — 153,050) employee stock options were exercised for cash of $1.5 million (2003 — $1.0 million) and 537,250 (2003 — nil) options were granted with a weighted average exercise price of C$16.71.

5.     CHANGE IN ACCOUNTING POLICY — ASSET RETIREMENT OBLIGATIONS

  Effective January 1, 2004, the Company adopted the provisions of Canadian Institute of Chartered Accountants Handbook Section 3110, "Asset Retirement Obligations" which applies to long-lived assets, such as mines. The new standard requires companies to recognize the present value of mine reclamation costs as a liability in the period the obligation is incurred and then to periodically re-evaluate the liability. At inception, an amount equal to the liability is recorded as an increase to the carrying value of the related long-lived asset. Each period, an accretion amount is charged to income to adjust the liability to the estimated future value. The initial liability, which is included in the carrying value of the asset, is also depreciated each period based on the depreciation method used for the asset.

  In order to calculate the initial liability, the Company has made estimates of the final reclamation costs based on mine-closure plans approved by environmental agencies. The Company periodically reviews these cost estimates and updates them if assumptions, such as mine life, change.

  This new standard was adopted by the Company on January 1, 2004 with retroactive restatement. As a result, for the six month period ended June 30, 2004, opening retained earnings was reduced by $0.9 million and net income was increased by $0.2 million. Basic and diluted income (loss) per share were unchanged.

  At December 31, 2003, fixed assets were increased by $1.5 million, asset retirement obligations and other liabilities increased by $2.4 million, deficit was increased by $0.9 million and future income and mining tax assets and liabilities remained unchanged as the effect of adopting this new standard on these balance sheet items was negligible.

  Net loss for the three and six month periods June 30, 2003 was reduced by $0.2 and $0.4 million, respectively.

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AGNICO-EAGLE MINES LIMITED NOTES TO INTERIM FINANCIAL STATEMENTS (US GAAP BASIS) (Unaudited)
QUARTERLY MANAGEMENT DISCUSSION AND ANALYSIS CANADIAN GAAP (all figures are expressed in US dollars unless otherwise noted)
AGNICO-EAGLE MINES LIMITED BALANCE SHEET (thousands of United States dollars, CDN GAAP basis) (Unaudited)
AGNICO-EAGLE MINES LIMITED STATEMENT OF INCOME (LOSS) (thousands of United States dollars, except per share amounts, CDN GAAP basis) (Unaudited)
AGNICO-EAGLE MINES LIMITED STATEMENT OF DEFICIT (thousands of United States Dollars, CDN GAAP basis) (Unaudited)
AGNICO-EAGLE MINES LIMITED STATEMENT OF CASH FLOWS (thousands of United States Dollars, CDN GAAP basis) (Unaudited)
AGNICO-EAGLE MINES LIMITED NOTES TO INTERIM FINANCIAL STATEMENTS (CDN GAAP BASIS) (Unaudited)